Globix Corporation
139 Centre Street
New York, NY 10013

August 31, 2005

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Globix Corporation
Preliminary Schedule 14A
File No. 1-14168

Dear Ms. Mills-Apenteng:

In connection with the filing of a revised preliminary proxy statement by Globix Corporation, a Delaware corporation (“Globix”), Globix hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the proxy statement and that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement. Globix also acknowledges that it may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.

Sincerely, /s/ James C. Schroeder James C. Schroeder Vice President, Secretary & General Counsel

cc:	Mark P. Shuman
Securities and Exchange Commission
Bonnie J. Roe
Day Berry & Howard LLP